Exhibit 1

Summary of FHLBank Provisions in H.R. 1427

On March 29, 2007 the House Financial Services Committee, by a vote of 45-19, approved H.R. 1427, the “Federal Housing Finance Reform Act of 2007”.

H.R. 1427 would abolish the Federal Housing Finance Board six months after the date of enactment, and would establish a new regulator – the Federal Housing Finance Agency — for the Federal Home Loan Banks, as well as Fannie Mae and Freddie Mac. The new regulator would be headed by a Director appointed by the President and confirmed by the Senate for a five year term; and three Deputy Directors. The Deputies would oversee, Enterprise Regulation, FHLBank Regulation, and Housing. (The Deputy Director for Housing has oversight of the housing mission and goals of Fannie and Freddie, as well as oversight of the housing finance and community and economic development mission of the FHLBanks.)

The bill would establish a five member oversight board –the Federal Housing Enterprise Board — consisting of the Secretaries of Treasury and HUD, the Director of the new agency, and two members appointed by the President. (The Presidential appointees would have 4 year terms, and no more than three members of the oversight board can be from the same political party.)

The new regulator would be an independent agency. The Director would be removable only for cause. Funding for the agency is not subject to the appropriations process. Congressional testimony is not subject to prior clearance. In addition, the new agency has independent litigating authority.

The bill includes a definition of “Federal home loan bank” as “a bank established under the authority of the Federal Home Loan Bank Act.” The new regulator is given broad authority to set capital standards for the FHLBanks, Fannie and Freddie, and to take enforcement actions in a manner similar to the Federal banking agencies. The bill provides broad conservatorship and receivership authority.

FHLBank Governance — The bill provides that the FHLBanks are to be governed by 13 directors (or such other number that the regulator determines.) At least two-fifths of the directors must be independent (non-member) directors appointed by the Director from a list provided by the Oversight Board.

At least two independent directors must represent the “public interest”, and are to be chosen from organizations with more than a 2 year history of representing consumer or community interests on banking services, credit needs, housing, community development, economic development, or financial consumer protections.

The other independent directors must have demonstrated knowledge or experience in financial management, auditing and accounting, risk management practices, derivatives, project development, organizational management, or such other expertise as the Director provides by regulation. In appointing independent directors the Director must take into consideration the demographic make-up of the community most served by the Affordable Housing Program of the FHLBank. In addition, the Director may consult with each FHLBank about the knowledge, skills, and expertise needed to assist the board.

The bill includes a conflict of interest provision specifying that during their terms of office independent directors may not serve as an officer of a FHLBank and may not serve as an officer or director of a FHLBank member. (The bill removes the provision in current law at Section 7(a) that provides that appointed directors may not “hold shares, or any other financial interest in, any member of a Bank.”)

A majority of the directors of each FHLBank must be officers or directors of members who are elected by the membership. All directors have four year terms and a three consecutive term limit. The bill lifts the present statutory caps on director compensation. The grandfather clause providing for each state to have at least the same number of elected directors as it had as of December 31, 1960 – is retained except in the case of a merger of FHLBanks.

Debt Issuance – H.R. 1427 retains the function of the present Office of Finance in issuing and servicing the consolidated debt of the FHLBank System.

Joint Offices — The bill includes a provision for joint offices – providing that two or more banks may establish a joint office for the purpose of performing functions for, or providing services to, the banks.

Voluntary Mergers – The bill authorizes the voluntary merger of FHLBanks with the approval of the Director and the banks’ boards. The Director is to issue regulations regarding the conditions and procedures for voluntary mergers, including procedures for bank member approval.

SEC Registration and Exemptions – The bill provides for SEC registration under the Securities Exchange Act of 1934, and includes a number of exemptions for the FHLBanks from complying with certain provisions of the securities laws, including provisions relating to proxies, purchasing their own securities, certain periodic reports and tender offers.

Liquidation and Reorganization Authority — The bill amends Section 26 of the FHLBank Act to repeal the authority of the regulator to liquidate a FHLBank based on the efficient and economical accomplishment of the purposes of the Act. However, the bill does not repeal the regulator’s authority to reorganize a bank for these reasons.

Sharing of Information — The bill provides that the regulator must issue regulations to ensure that each bank has access to information concerning the other banks in order to enable each bank to evaluate the nature and extent of its joint liability.

Community Financial Institutions — The bill raises the asset size of “community financial institutions” from $500 million to $1 billion. The bill also provides that FHLBank advances may be used by community financial institutions for “community development activities.”

Definition of “Regulated- Entity Affiliated Party” – The bill provides that FHLBank member shareholders are not considered to have participated in the affairs of the FHLBank solely by reason of being a member or customer of the FHLBank.

Office of Minority and Women Inclusion – The bill requires Fannie, Freddie, and the FHLBanks to establish an Office of Minority and Women Inclusion, responsible for developing and implementing standards and procedures for including minorities and women in business activities and contracts.

Annual Report on Affordable Housing Stock- The bill requires Fannie, Freddie, and the FHLBanks to conduct an annual study of the levels of affordable housing inventory, and changes in the inventory, along with the types of financing and excess demand for affordable housing.